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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-28666

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2018 AND ENDING 12/31/2018
                                MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BedRok Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

555 Theodore Fremd Avenue - Suite C-301
                        (No. and Street)

Rye	New York	10580
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Richard J. Caplan   914-740-1501
                                          (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Friedman LLP
                (Name – if individual, state last, first, middle name)

100 Eagle Rock Avenue, Suite 200	East Hanover	New Jersey	07936
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

[✓] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (11-05)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Richard J. Caplan _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BedRok Securities LLC _____, as of December 31 _____, 20 18 _____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____

_____
Signature

President
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BedRok Securities LLC
Index to the Financial Statement
December 31, 2018

Table of Contents

FRIEDMAN LLP®

ACCOUNTANTS AND ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of BedRok Securities LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of BedRok Securities LLC as of December 31, 2018, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of BedRok Securities LLC as of December 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of BedRok Securities LLC's management. Our responsibility is to express an opinion on BedRok Securities LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to BedRok Securities LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.



We have served as BedRok Securities LLC's auditor since 2010.

East Hanover, New Jersey
February 25, 2019

1

100 Eagle Rock Avenue, Suite 200, East Hanover, NJ 07936 p 973.929.3500 f 973.929.3501   friedmanllp.com

Your livelihood, empowered.   An Independent Member Firm of DFK with offices worldwide.   DFK

ASSETS

Cash	$ 106,620
Securities owned, at fair value	441,017
Due from clearing broker	1,404,841
Deposit with clearing organization	250,000
Other receivables	14,022
Accrued interest receivable	5,375
Property and equipment, net	4,730
Other assets	36,809
Total Assets	$ 2,263,414

LIABILITIES AND MEMBER'S EQUITY

Liabilities	
Securities sold, not yet purchased, at fair value	$ 41,344
Accounts payable and accrued expenses	155,046
Total Liabilities	196,390
Commitments and contingencies	
Member's Equity	2,067,024
Total Liabilities and Member's Equity	$ 2,263,414

See notes to financial statement.

Note 1.   Summary of Significant Accounting Policies

Description of Business
BedRok Securities LLC (the "Company") is a broker dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company's parent company, CapRok Capital LLC (the "Parent"), is owned by two members. The Company operates sales offices in New York and Texas and acts as a broker and dealer of products consisting primarily of asset backed securities, corporate bonds and stocks.

The Company has an agreement with a clearing broker ("Broker") to clear securities transactions, carry customers' accounts on a fully disclosed basis and perform certain record keeping functions.

Use of Estimates
Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Concentration of Credit Risk for Cash
The Company maintains its cash balances at one financial institution. These balances are insured by the Federal Deposit Insurance Corporation subject to certain limitations.

Cash and Cash Equivalents
For purposes of the statement of cash flows, the Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Other Receivables
Other receivables are stated at the amounts management expects to collect. An allowance for doubtful accounts is recorded based on a combination of historical experience, aging analysis and information on specific accounts. Account balances are written off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. Management has determined that no allowance is required at December 31, 2018.

Depreciation and Amortization
Property and equipment are depreciated on a straight-line basis over their estimated useful lives which range from five to seven years. Leasehold improvements are amortized over the shorter of their useful lives or the remaining life of the lease.

Income Taxes
The Company is not a taxpaying entity for income tax purposes and, accordingly, no provision has been made for income taxes.

Fair Value Measurements
United States generally accepted accounting principles ("GAAP") requires certain financial assets and liabilities to be measured at fair value. GAAP defines fair value, provides guidance for measuring fair value, requires certain disclosures and discusses valuation techniques, such as the market approach (comparable market prices), the income approach (present value of future income or cash flow) and the cost approach (cost to replace the service capacity of an asset or replacement cost). GAAP also provides for a fair value hierarchy that prioritizes the inputs of valuation techniques used to measure fair value into three broad levels. The following is a brief description of those three levels:

Level 1:   Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Note 1. **Summary of Significant Accounting Policies** (continued)

Fair Value Measurements (continued)

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs that reflect management's own assumptions.

Recent Accounting Pronouncements

New Accounting Standards Not Yet Adopted

In February 2016, the Financial Accounting Standards Board ("FASB") issued ASU 2016-02, Leases, which creates ASC 842, Leases. This guidance requires a lessee to account for leases as finance or operating leases. Both types of leases will result in the lessee recognizing a right-of-use asset and a corresponding lease liability on its statement of financial condition. The new guidance will be effective for the Company beginning January 1, 2019. The Company expects to record a right-of-use asset pertaining to its office lease and related lease liability upon the adoption of ASU 2016-2.

Note 2. **Securities Owned and Sold, Not Yet Purchased**

Marketable securities owned and sold, not yet purchased, consist of trading debt and equity securities recorded at market values, as follows:

	Owned	Sold, Not Yet Purchased
U.S. Treasury securities	$ -	$ 503
Equities	356,953	34,120
Asset backed securities	79,494	-
Corporate bonds	4,570	6,721
	$ 441,017	$ 41,344

Generally, for all U.S. Treasury securities, equities, and, to the extent possible, for debt securities, fair value is determined by reference to quoted market prices and other relevant information generated by market transactions, and thus have been valued using level 1 inputs. Asset backed securities and corporate bonds are valued using level 2 inputs.

Fair value has been determined by the clearing broker utilizing proprietary pricing models to evaluate the level 2 holdings.

Note 3. **Property and Equipment**

Property and equipment consist of the following:

Office equipment	$ 198,609
Furniture and fixtures	73,473
Computer and office equipment Office	135,432
Leasehold improvements	95,976
	503,490
Less - Accumulated depreciation and amortization	498,760
	$ 4,730

Note 4. <u>Other Assets</u>

Other assets consist of the following:

Prepaid insurance	$	20,959
Prepaid regulatory fees		15,850
	$	36,809

Note 5. <u>Due From Clearing Broker</u>

The due from clearing broker is comprised of amounts the clearing broker owes the Company for transactions previously consummated.

Note 6. <u>Accounts Payable and Accrued Expenses</u>

Accounts payable and accrued expenses consist of the following:

Accounts payable and accrued expenses	$	1,755
Accrued payroll expenses		125,724
Accrued other		27,567
	$	155,046

Note 7. <u>Commitments</u>

The Parent is obligated under a non-cancelable operating lease for property located in Rye, NY which is the Company's primary corporate office expiring on February 28, 2019. The Company does not have an executed sub-lease agreement with the Parent for this location but is responsible for making monthly rent payments to the landlord. The Parent has the option to terminate the lease at any time provided that it gives the landlord prior notice of its election to terminate in accordance with the terms of the lease agreement.

Total minimum future annual rentals under the verbal agreement, exclusive of real estate taxes and related costs, are as follows:

Year Ending December 31,
2019	$	37,560

Note 8. <u>Retirement Plans</u>

The Company and its Parent maintain a deferred compensation plan which consists of two components: employee 401(k) salary deferral and employer discretionary profit sharing. The plan covers substantially all eligible employees. Participants are permitted, in accordance with the provisions of Section 401(k) of the Internal Revenue Code, to contribute a portion of their gross earnings into the Plan on a pre-tax basis. The other component, discretionary profit sharing, is non-contributory and is funded entirely by the Company. In December 2018, the Company terminated all of its retirement plans and does not expect to contribute any additional amounts to the plans.

Note 9. <u>**Regulatory Requirements**</u>

As a registered broker-dealer, the Company is subject to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, which requires that the Company's aggregate indebtedness shall not exceed fifteen times net capital, as defined, under such provision. At December 31, 2018, the Company had net capital of $1,918,140, which exceeded requirements by $1,818,140. The ratio of aggregate indebtedness to net capital was 0.0511 to 1.

The Company operates its securities transactions under the provisions of (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission as a fully disclosed broker-dealer and accordingly, customer accounts are carried on the books of the clearing broker.

Note 10. <u>**Financial Instruments With Off-Balance Sheet Risk**</u>

In the normal course of business, the Company's customer activities involve the execution and settlement of various customer securities. These activities may expose the Company to off-balance sheet credit risk in the event the customer is unable to fulfill its contracted obligations. The Company is therefore exposed to risk of loss on these transactions in the event of a contra party being unable to meet the terms of their contracts, which may require the Company to purchase or sell financial instruments at prevailing market prices.

Note 11. <u>**Risks and Uncertainties**</u>

The Company invests in certain securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such change could materially affect the amounts reported in the statement of financial condition.

Note 12. <u>**Guarantees and Contingencies**</u>

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying liability that is related to an asset, liability or equity security of a guaranteed party. FASB ASC 460 also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others.

The Company guarantees all of the customer margin account balances held by its clearing broker. The Company is responsible for payment to its clearing broker for any loss, liability, damage, cost or expense incurred as a result of customers failing to comply with margin or margin maintenance calls on all margin accounts. Given the existence of the underlying collateral provided as well as the negligible historical credit losses, the Company does not maintain any loss reserve.